News release
For immediate publication

DR. NATHALIE DUCHESNE, ART CLINICAL RESEARCH COLLABORATOR, WINS PRIZE AT CANADIAN ASSOCIATION
OF RADIOLOGISTS ANNUAL SCIENTIFIC MEETING

Clinical research using the SoftScan optical breast imaging device merits award for scientific excellence

Montreal, Canada, October 26, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce that Dr. Nathalie Duchesne, who collaborated with ART’s clinical research team, was awarded the Best Proffered Scientific Paper Award for research demonstrating significant lesion discrimination using the SoftScan® optical breast imaging device. The award was presented to Dr. Nathalie Duchesne, lead author for the paper, by the Canadian Association of Radiologists (CAR) during a special ceremony at the first joint meeting of the CAR and the Société canadienne-française de radiologie, which was held on October 24 at the Hotel Omni in Montreal. Dr. Nathalie Duchesne is Director of Ville Marie Radiology and Breast MRI Centers and Scientific Director of the internationally renowned The Breast Course1.

“It is with great pride that we welcome this prestigious award from Canada’s radiological community. Dr. Nathalie Duchesne and the research team at ART led by Mr. Mario Khayat, Vice President — Optical Products, have invested time and effort over the years to bring the SoftScan device to commercial viability, demonstrating its ability to characterize breast tissue physiology based on optically-derived indices,” said Mr. Sébastien Gignac, ART’s President and CEO.

Results presented by Mr. Khayat at the CAR meeting demonstrated a statistically significant separation for oxyhemoglobin and perfusion in the mean average values of benign versus malignant lesions respectively. Using specific optical and physiological signatures, clinicians were able to discriminate between benign and malignant tissue.

About the Best Proffered Scientific Paper Award

Presented by the CAR, the Best Proffered Scientific Paper Award aims at recognizing and highlighting the quality of scientific research and the excellence of the presentation. Dr. Duchesne’s paper was selected among 50 presentations at the annual meeting, by a jury composed of radiology experts from across Canada.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer

Mario Khayat: mkhayat@art.ca
Vice President, Optical Products
Tel. 514.832.0777

www.art.ca

1 www.thebreastcourse.com